Exhibit 99.2
ASML 2011 First Quarter Results Strong first quarter confirms expectation of another record year April 13, 2011

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Business summary Market ASML business update Outlook and summary

Business summary

Q1 results - highlights Net sales of € 1,452 million, 63 systems shipped valued at € 1,284 million, service and field option sales at € 168 million Gross margin of 44.7% Operating margin of 31.0% Net bookings are valued at € 845 million with 40 systems Backlog at € 3,330 million, 134 systems with ASP of € 28.4 million for new tools, including 60 immersion tools Generated € 1,1 billon cash from operations

2006 2007 2008 2009 2010 2011 Q1 629 949 919 183 742 1452 Q2 942 930 844 277 1069 Q3 958 934 697 555 1176 Q4 1053 955 494 581 1521 Total net sales M€ 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596 4,508

Net system sales breakdown in value: Q1 2011 DRAM NAND Foundry IDM R&D East 21 5 53 21 West North End-use Foundry 53% Numbers have been rounded for readers' convenience. Technology ArF immersion 83% ArF dry 5% Taiwan Korea U.S.A Europe Japan Singapore China Stp 28 16 33 14 0 5 4 West North USA 33% Korea 16% Sales in Units Region Singapore 5% Taiwan 28% DRAM 21% IDM 21% I-Line 1% China 4% ArF immersion KrF ArF dry I line East 71 23 5 1 West North ArF Immersion 71% NAND 5% KrF 23% Europe 14% 28 4 4 27 ArF immersion ArF dry KrF I-Line

Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. ..

Key financial trends 2010 - 2011 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience.

Cash flows M€ Numbers have been rounded for readers' convenience.

Balance sheets M€ Numbers have been rounded for readers' convenience.

Backlog: value and litho units Backlog Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 4/10/2010 7/10/2010 10/10/2010 1/1/2011 4/11/2011 Backlog value 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1551.9 2113.7 2524.2 2803.4 2983 3855.7 3330 Units 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 100 109 157 134 Backlog in units 80 % of backlog or € 2,653 million system sales carry shipment dates in the next 6 months

Korea Taiwan USA Japan Singapore Europe China 25 17 18 8 13 10 9 DRAM IDM Foundry NAND 27 17 22 0 34 0 immersion KrF 1-line ArF dry 74 19 2 5 Backlog in value per March 27, 2011 Total value M€ 3,330 Technology ArF immersion 74% KrF 19% I-Line 2% Region (ship to location) USA 18% Taiwan 17% Korea 25% Europe 10% Japan 8% End-use DRAM 27% IDM 17% Foundry 22% Numbers have been rounded for readers' convenience. Singapore 13% China 9% ArF dry 5% NAND 34%

DRAM idm foundry NAND 23 5 26 46 Foundry 26% DRAM 23% NAND 46% Bookings activity by sector - total value M€ 845 Bookings in value Bookings in units IDM 5% DRAM idm foundry NAND 20 8 25 47 IDM 8% Foundry 25% DRAM 20% NAND 47% Booked 36 new tools at € 832 million, 4 used at € 13 million Numbers have been rounded for readers' convenience.

Market

Business environment Q2 order level is estimated at € 900 million - €1 billion Semiconductor manufacturers are showing caution in assessing economic impact of Japanese earthquake on their supply chain and end-product markets Although direct impact to the electronics industry world-wide seems limited, it is causing some of our customers to review their existing equipment delivery and order plans Resulting adjustments are only affecting potential litho system demand above what is currently the analyst's consensus We continue to expect a total revenue level for 2011 clearly above € 5 billion

Logic and microprocessor litho opportunity is driven by a growing number of critical litho layers Source: ASML Marketing (03/11), 300mm wafers only Node 9x,6x 9x, 6x 6x ,4x 6x, 4x 4x, 3x Node 6x, 4x 6x, 4x 4x, 3x 3x, 2x 2x, 1x Add. layers per year Immersion Exposures Average MPU immersion layers Average MPU immersion layers Average MPU immersion layers Average Logic + DSP + MCU immersion layers

Also for memory number of immersion layers keeps increasing per node, per year Node 8x, 6x 6x, 5x 5x, 4x 4x, 3x 3x, 2x Node 5x, 4x 4x, 3x 4x, 3x 3x, 2x 2x, 1x Source: ASML Marketing (03/11), 300mm wafers only Average DRAM immersion layers Average DRAM immersion layers Average DRAM immersion layers Average NAND immersion layers

ASML business update

Technology - EUV NXE:3100 second generation EUV Three NXE:3100 shipped to date, 3 more to go Progress ongoing to reach target throughput by year end Customer process development started, infrastructure development continues Revenue recognition expected in 2012 NXE:3300 third generation EUV Commitments received for 10 NXE:3300 production systems, deliveries to start H2 2012

Tax and prepayments Company tax rate structurally down to 12 -15% due to royalty box (IP product content taxed at lower rate) agreement with the Dutch Tax Authorities Cash balance contains customer prepayments of € 863 million for EUV and other programs

Cash return Share buy back program in operation 14% of program executed in Q1 4.6 million shares repurchased at an average price of € 30.68 Weekly updates available on ASML's website Dividend proposal submitted to AGM for 2010 of € 0.40 per ordinary share (approx. € 175 million) vs. € 0.20 per share in 2009 Share buy back (cumulative)

Outlook and summary

Q2 2011 outlook Order intake between € 900 million - €1 billion Net sales around € 1.5 billion Gross margin about 45% R&D at € 150 million 5 million increase to strengthen our strategic investments SG&A at € 55 million ASML expects 2011 total revenue clearly above € 5 billion